HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Three Months Ended
	March 31,
	2016	2015
Earnings:
Income before taxes	$264	$313
Equity in earnings from unconsolidated affiliates	(3)	(4)
	261	309
Add:
Fixed charges	169	175
Distributed income of equity method investees	5	12
Subtract:
Interest capitalized	(1)	(1)
Earnings available for fixed charges	$434	$495

Fixed Charges:
Interest expense(1)	$139	$144
Interest capitalized	1	1
Estimated interest included in rent expense	29	30
Total Fixed Charges	$169	$175

Ratio of Earnings to Fixed Charges	2.6	2.8
____________
(1)    Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.